Exhibit 23
Consent of Independent Registered Public Accounting Firm
The Board of Directors
CF Industries Holdings, Inc.:
We consent to the incorporation by reference in the registration statements (Nos. 333-127422, 333-158672, and 333-195936) on Form S-8 of CF Industries Holdings, Inc. of our reports dated February 22, 2018, with respect to the consolidated balance sheets of CF Industries Holdings, Inc. and subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of operations, comprehensive income (loss), equity, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively, the "consolidated financial statements"), and the effectiveness of internal control over financial reporting as of December 31, 2017, which reports appear in the December 31, 2017 annual report on Form 10-K of CF Industries Holdings, Inc.
/s/KPMG LLP
Chicago, Illinois
February 22, 2018